
02038419

P.E. 4.30.02

1-14240

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of .... **April** .... ,2002
....SCANIA AB...................................
........................S-151 87 SÖDERTÄLJE, SWEDEN.........................

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F......**X**...... Form 40-F............

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes............. No...**X**.....

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.............

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

..........................**SCANIA AB**....................
(Registrant)

May 8, 2002

By...

Kaj Lindgren
Group Vice President,
Corporate Development

N02020EN / Magnus Hahn

8 April 2002

Proposed changes in Scania's Board of Directors

In preparation for the election of the Board at the Annual General Meeting of Scania AB (publ) on Tuesday 7 May 2002, shareholders together representing more than 50 percent of the voting power of all shares in the company have today announced that they will propose that Bernd Pischetsrieder shall be elected as new Director. Peggy Bruzelius, Clas Åke Hedström, Cees van Lede, Ferdinand Piëch, Lothar Sander, Rolf Stomberg, Marcus Wallenberg and Leif Östling are proposed to be re-elected as Directors. Detlef Wittig will resign.

Background, proposed new member of the Board

Dr Bernd Pischetsrieder was born in 1948. Since 2000, he has been Chairman of the Board of Management (Chief Executive Officer) of SEAT, S.A. in Spain. Since 2000, he has also been responsible for 'Group Quality Assurance' at Volkswagen .

The Supervisory Board of Volkswagen AG appointed Dr. Pischetsrieder Chairman of the Board of Management, Volkswagen AG, and Chairman of the Board of Management of the Volkswagen Brand with effect from 17 April, 2002.

Between 1973 and 1999 Dr Pischetsrieder held various leading positions in BMW, the last six years as Chairman of the Board of Management at BMW AG.

N02021EN / H-Å Danielsson

9 April 2002

Scania's Annual Report is now available on the web

Today the mail distribution starts of Scania's Annual Report for 2001. Already now, the document is available on Scania's homepage.

The address www.scania.com/ir/ir14.htm links directly to a PDF-version of the Annual Report.

N02022EN / H-Å Danielsson

19 April 2002

Scania commences bus assembly in St. Petersburg

Scania has commenced the assembly of buses in St. Petersburg. The company has invested approximately SEK 80 m. in a plant for bodyworking city buses for the Russian market on chassis produced in Sweden. The facility has a capacity of 200 vehicles per year and will employ 60 people during the first year.

The decision to establish an assembly unit in Russia was taken to meet the national demand for new, more reliable and more environmentally compatible buses to replace older public transport vehicles. Scania estimates that approximately 16,000 city buses per year will be required to meet this demand.

Scania's wholly-owned subsidiary, Scania Peter, will be responsible for production of the vehicles. The model in question will be the same Scania OmniLink 12-metre city bus as sold in other European countries and will be powered by the Euro 3 version of Scania's 9-litre engine. The number of Russian suppliers to the St. Petersburg production operation will be increased successively.

"A proven aluminium body, combined with a Scania chassis and powertrain, will ensure a long vehicle life, top-class operating performance and reliability, and optimum environmental performance," comments Scania Peter's MD Göran Carlander.

Scania has been established in the Russian market for ten years and has operated in the country under its own flag since 1998.

Scania Russia, whose headquarters are located in Moscow, markets and provides service and finance to Scania operators in the country. The service network is being expanded continuously.

"Our well-developed and professional service network will also be at the disposal of Scania's bus customers," adds P.G. Nilsson, MD of Scania Russia.

Russia was Scania's first export market. Scania-Vabis (as the company was then known) delivered its first vehicle – a motorised carriage – to a Russian customer in 1911.

In Europe, Scania has bus bodybuilding operations in Sweden, Poland and Russia.

In Sweden, the recently formed Omni i Katrineholm AB company is the hub of Scania's bus bodybuilding operation, and is also responsible for product and methods development. All the bus chassis are supplied from Sweden.

N02023EN / H-Å Danielsson

23 April 2002

Scania continues to restructure production

– Polish plant to focus on bus assembly

The assembly of Scania trucks in Poland is to be discontinued at the end of this half-year. The production capacity which will thereby be freed at Scania Kapena in Slupsk is needed to meet a growing demand for city and intercity buses. Truck assembly personnel at the plant will be offered employment in the busbuilding operation.

Scania's need for increased bodybuilding capacity is a result of its recent sales successes, notably in the Italian and Britsih markets, where more than 160 orders for new buses have been received this year so far.

"Concentrating exclusively on busbuilding in Poland will, at the same time, provide us with a more rational truck assembly structure in Europe, by enabling complete truck chassis to be delivered directly to the Polish market instead of being shipped as kits for local assembly," comments Per Hallberg, Group Vice President, Production and Procurement.

With the disposal of the busbuilding operation in Denmark to Vest-Buss of Norway at the end of last year, Scania now has bus bodybuilding operations in Sweden, Poland and Russia.

Vehicles produced in Russia are marketed locally, while exports to other European markets are supplied from both Sweden and Poland. The recently formed company Omni i Katrineholm AB in Sweden is the hub of Scania's bus bodybuilding operation, and is also responsible for product and methods development. The bus chassis are supplied from Sweden.

For further information, please contact Gunnar Boman, tel. +46-150-585 99,

mobile +46-70-550 86 06.

N02025EN / Helena Vikholm

24 April 2002


Cab Assembly
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Paintshop
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Cab assembly
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Head office
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Cab Assembly
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Scania concentrates cab production in Sweden:

New SEK850 million facility opened in Oskarshamn

Scania is continuing to concentrate component manufacture in its Swedish plants. This year, cab production in the Netherlands is being transferred to Scania Cabs in Oskarshamn, where approximately SEK850 million have been invested in a new finishing paint shop and a new cab fitting-out line.

Scania has invested about SEK1.5 billion in its Oskarshamn cab plant since the introduction of the 4 series trucks in the mid-1990s, representing one of the biggest single investments in production facilities in the company's history.

"We have invested in higher capacity, improved productivity, higher quality and lower environmental impact. Initially, we will have a production capacity of 50,000 cabs per year which, if required, can be increased to 60,000 without further outlay," comments Anders Nielsen, plant manager at Scania Cabs in Oskarshamn.

Installed at a cost of SEK400 million, the new paintshop will provide Scania customers with a choice of solid or metallic topcoat as well as clearcoat finishes of the highest quality in a wide range of colours. The introduction of water-borne paints will yield an even greater reduction in environmentally hazardous solvent emissions, which were previously cut by 70% in 1995 when priming by the dry-powder method was introduced. Thus, solvent emissions from the final painting operation will be cut from 180 to 80 tonne/year, despite an increase in production volume.

Scania's programme of concentrating its European component production in Sweden began as long ago as 1996, when the manufacturing of cab frames in Meppel in the Netherlands was relocated in Oskarshamn. The process continued between 1999 and 2001, when production of the six and eight-cylinder engines was transferred to Södertälje and axle production was concentrated in Falun. The investment of SEK850 million in a new, environmentally safer finishing paint shop and a new fitting-out line in Oskarshamn is a further stage in this development. From now on, the cabs for Scania's entire European truckbuilding operation will be supplied from Oskarshamn.

The art of building cabs has been carried on in Oskarshamn for over 50 years.


Anders Nielsen, Head of Scania Cabs
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Paintshop
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Paintshop
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Paintshop
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The original company, Be-Ge Karosserifabrik, was established in 1946, its flagship product being the Be-Ge cab, which was of its own exclusive design. In the early 1960s, about 85% of the 9,000 or so cabs produced annually were supplied to Scania-Vabis (as Scania was known at the time). In 1966, Scania acquired Be-Ge and commenced cab production in its own right. With approximately 1,700 employees, Scania Cabs in Oskarshamn is now one of the biggest private-sector employers in the region and is also the leading engineering industry in Kalmar province.

For further information, please contact Hans-Åke Danielsson, tel. +46-8-553 85662,

mobile +46-070-346 88 11.

N02026EN / H-Å Danielsson

7 May 2002

Bulletin from Annual General Meeting of Scania AB and statutory board meeting, 7 May 2002

Dividend

The AGM approved the proposed dividend of SEK 3.50 per share, with Monday 13 May 2002 as record date. Payment is expected to be made from the Swedish Securities Record Centre (VPC) on Thursday 16 May 2002.

Board and auditors

Ordinary members Peggy Bruzelius, Clas Åke Hedström, Cees J. A. van Lede, Ferdinand Piëch, Lothar Sander, Rolf Stomberg, Marcus Wallenberg and Leif Östling were re-elected to the board. Dr. Bernd Pischetsrieder was elected as new ordinary member of the board.

Ordinary auditors Caj Nackstad and Gunnar Widhagen, with deputy auditors Thomas Thiel and Björn Fernström, were appointed at the AGM 1999 for the period until the conclusion of the AGM to be held in the year 2003.

Chairman and co-chairman of the Board

At the statutory meeting of the Board in conjunction with the AGM, Dr Bernd Pischetsrieder was appointed Chairman. Clas Åke Hedström was appointed Co-chairman.

Committees within the Board

The Board decided to establish an Audit and Finance committee. Marcus Wallenberg was appointed Chairman and the other members are Clas Åke Hedström and Lothar Sander.

A committee already exists within Scania's Board consisting of members that are independent of Volkswagen and Investor, and whose task is to handle issues related to the ownership of Scania AB. This committee consists of Peggy Bruzelius and Clas Åke Hedström, Cees J A van Lede and Rolf Stomberg.

Dr Bernd Pischetsrieder was appointed Chairman of the Remuneration committee, with the members Peggy Bruzelius and Rolf Stomberg.

Södertälje, 7 May 2002.

SCANIA AB